

December 14, 2010

Carol A. Ramey
Chief Financial Officer
WSB Holdings, Inc.
4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716

> **Re: WSB Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 19, 2010**
> **File No.: 000-53003**

Dear Ms. Ramey:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 6. Investments and Mortgage-Backed Securities, page 14

1. We note your response to our comment of our letter dated August 16, 2010 in which you state that "Since there are no defaults this year and there should be no impact to future cash flows based on the current performance in five of the seven securities we only obtained models for 2 of our securities…" Please provide us a listing of all your MBS - other pass through certificates which include your private labeled MBS that details the amortized cost, fair value, the length of time the security has been in an unrealized loss position and the security's credit rating as of September 30, 2010, June 30, 2010, March 31, 2010 and December 31, 2009. With regard to your deferral and default assumptions for the noted securities please provide the following:

    - Tell us in detail how you develop your estimate of future deferrals and defaults and how you considered the current economic crisis and negative credit trends (refer to ASC 320-10-35-33);

    - Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferral defaults for each security owned;

    - Tell us and disclose if you treat actual deferrals the same as defaults; and

    - Tell us and disclose your recover rate assumption and how you determine it. Specifically, if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

2. We note you sold an MBS held-to-maturity security to offset a loss recognized on the sale of an available-for-sale security. Please explain to us how this transaction does not call into question your intent to hold your other debt securities (i.e. tainting) to maturity. Refer to ASC 320-10-25 and cite the specific guidance you used to support your accounting treatment.

    You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3872 if you have questions regarding our comments.

                                        Sincerely,

                                        Hugh West
                                        Branch Chief